Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2016 Second Quarter Sales and Production Results

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--August 20, 2015--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine second fiscal quarter 2016 (May through July) sales, and Ekati Diamond Mine production results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Sales:
    Second quarter diamond sales1 were robust at $209.7 million ($277.3 million in Q2 fiscal 2015), despite a cautious market and a time of seasonal weakness in demand.
  Production:
    In July 2015, the Company initiated changes to the diamond liberation process to optimize diamond recovery at the Ekati Diamond Mine with promising test results.
    During Q2 fiscal 2016, the Ekati Diamond Mine recovered 0.9 million carats from 1.0 million tonnes of ore processed (0.8 million carats from 1.1 million tonnes in Q2 fiscal 2015).
    Ore mined from the Koala and Koala North pipes has caught up to plan as increased production from both pipes in Q2 fiscal 2016 have made up for the shortfall caused by the conveyor belt failure in Q4 fiscal 2015.
    The operational challenges experienced at the Ekati Diamond Mine process plant in Q1 fiscal 2016 have been successfully resolved.
  Development:
    Misery Main pipe is still on track for first production in Q1 fiscal 2017.
    First production from the Pigeon pipe is now expected in November 2016.

1Excluded from the Ekati sales recorded in the second fiscal quarter of 2016 is $5.2m of sales from carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period.

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total second quarter sales of $209.7 million ($277.3 million in Q2 fiscal 2015).

Q2 FY 2016 Summary Sales in millions of US dollars	Three months ended Jul 31, 2015	Six months ended Jul 31, 2015
Ekati Rough (100% basis)	$137.7	$265.1
Diavik Rough (40% basis)	$72.0	$132.3
Total Sales(1)	$209.7	$397.4
Carats Sold (000s)
Ekati Rough (100% basis)	511	1,221
Diavik Rough (40% basis)	412	956
Total Carats Sold (a) (1)	923	2,177

(a) Figures may not add up due to rounding.

(1) Excluded from the Ekati sales recorded in the second fiscal quarter of 2016 were carats produced and sold from the processing of material from the Misery Satellite pipes and the Misery Northeast pipe produced during the pre-commercial production period. During the second quarter for fiscal 2016, the Company sold an estimated 0.07 million carats of such production for estimated proceeds of $5.2 million for an average price per carat of $80, which includes the recovery of small diamonds.

Production
Diamond Recovery Optimization
A new diamond liberation initiative at the Ekati Diamond Mine, which includes a reduction in the level of throughput to the plant from 12,000 to 10,500 tonnes per day (or approximately 4.3 million to 3.8 million tonnes per year) was started in July. Initial test results show a significant increase in grade recovered, primarily of diamonds up to 1.5 carats in size, with only a marginal decrease in dollar per carat. These early indications show that the financial impact of the new diamond liberation initiative could be incrementally positive to annual revenues even at a lower throughput. In addition, the lower throughput would allow the Company to process a greater proportion of higher value ore and a lower volume of Coarse Ore Rejects (“COR”) once the Pigeon pipe comes into full production.

The Company is continuing to test this new initiative. An updated mine plan, including the impact of the changes on the production schedule, diamond prices and operating costs will be published once the changes have been fully tested and the positive results confirmed.

Ekati Diamond Mine Production (100% basis)

For the three months ended Jul 31, 2015				For the three months ended Jul 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	17	5	0.31	528	185	0.35
Koala	225	179	0.80	231	306	1.32
Koala North	43	23	0.53	48	45	0.94
Misery Satellites(1)	309	490	1.59	184	211	1.14
COR(2)	368	227	0.62	69	55	0.80
Total(3)	962	924	0.96	1,061	802	0.76
For the six months ended Jul 31, 2015				For the six months ended Jul 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	18	5	0.29	1,198	416	0.35
Koala	453	401	0.89	384	478	1.25
Koala North	96	53	0.55	131	117	0.89
Misery Satellites(1)	552	830	1.50	241	297	1.23
COR(2)	695	439	0.63	69	55	0.80
Total(3)	1,814	1,728	0.95	2,022	1,362	0.67

(1) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 30,000 tonnes of Northeast material was processed in the second fiscal quarter at an average grade of 0.88 carats per tonne, and approximately 84,000 tonnes of Northeast material was processed during the six months ended July 31, 2015, at an average grade of 0.98 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.

(2) This material is not included in the reserves or resources and is therefore incremental production.

(3) Figures may not add up due to rounding.

Ekati Mining Update
Ore mined from Koala Underground and Koala North exceeded plan for the period and the shortfall of underground ore caused by the conveyor belt failure in Q4 fiscal 2015 has been made up; mining at Koala North has now been completed.

Ekati Processing Update
Tonnage processed for the second quarter returned to plan following the installation of the new high pressure grinding roll (HPGR) segments during a planned 6 day maintenance shutdown in May.

At the beginning of July, the Company implemented the next stages in diamond recovery optimization in the process plant. Positive modifications have been made to the operations of the cone crusher, the dense media separation (DMS) units and the HPGR; the newly installed re-crush circuit is now running continuously.

Diavik
The Diavik Diamond Mine production results for the second calendar quarter of 2015 were released on July 15, 2015. Diavik reports to the calendar year ending December 31 and Ekati reports to the fiscal year ending January 31. Going forward, the Company does not plan on reporting Diavik fiscal production results.

Development
The new excavator which was commissioned in May 2015 has helped make up some of the shortfall in waste stripping at the Pigeon pipe and the first ore from the Pigeon pipe is now expected in November fiscal 2016, with the first “commercial1” production in Q1 fiscal 2017. The Company expects to process approximately 350,000 tonnes of Pigeon ore during the fourth quarter of fiscal 2016.

Waste stripping at Misery remains on target. As previously expected, the first ore from the Misery Main pipe is planned for delivery in Q1 fiscal 2017 and the first “commercial1” production in Q2 fiscal 2017.

1The Company defines “commercial” production as three consecutive months of production above 60% of nameplate capacity. The Company defines “capacity” as the average monthly production for the open pit/underground source over the life of mine.

Inventories
Three rough diamond sales were held during the quarter. The Company plans to hold two rough diamond sales in the third fiscal quarter of 2016.

At July 31, 2015, the Company had approximately 1.6 million carats of rough diamond inventory available for sale with an estimated market value of approximately $185 million (compared to 0.7 million carats of inventory available for sale at April 30, 2015, with a market value of $140 million and 0.9 million carats with a market value of $175 million at July 31, 2014). The Company also had approximately 0.5 million carats of rough diamond inventory that was work in progress (compared to 0.8 million carats of rough diamond inventory that was work in progress as at April 30, 2015).

Diamond Inventory (available for sale) (in millions of US dollars, except carats)		Jul 31, 2015	Apr 30, 2015	Jul 31, 2014
Ekati Diamond Mine (100%)	Carats (million)	0.8	0.4	0.4
	Estimated Market Value	$105	$100	$115
Diavik Diamond Mine (40%)	Carats (million)	0.8	0.3	0.4
	Estimated Market Value	$80	$40	$60
Consolidated Diamond Inventory	Estimated Market Value of Total Inventory[1]	$185	$140	$175

1 Diamond inventory figures exclude approximately $20 million of samples which are used in the sorting and valuation processes.

Pricing
Based on the average prices per carat achieved by the Company in the second fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below.

Diamond Prices July 2015 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type
A-154 South	$135	Koala	$325
A-154 North	$175	Koala North	$380
A-418	$95	Fox	$285
COR	$45	Misery Satellite Pipes	$80
		COR	$60 – 115

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s second quarter sales results disclosed in this news release are preliminary and reflect expected second quarter sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s interim financial statements. The Company will provide additional financial information and related discussion and analysis about its second quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca